

June 22, 2010

Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

      Re: **SPAR Group, Inc.**
               Form 10-K for the year ended December 31, 2009
               Filed April 15, 2010
               File No. 0-27408

Dear Mr. Raymond:

We have reviewed your response letter dated June 11, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 9A.(T) Controls and Procedures, page 27

Management's Report on Internal Control Over Financial Reporting, page 27

1.   We note your statement that management has concluded that internal controls over financial reporting were effective as of December 31, 2009, except for the following weakness. Please explain to us how this complies with Item 308T(3) of Regulation S-K, which states that management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting. Please also consider how this impacts your conclusion with regard to disclosure controls and procedures. As appropriate, please amend your Form 10-K to conclude that your internal

control over financial reporting and, if true, disclosure controls and procedures were not effective as of December 31, 2009. Please ensure that you refer to the weakness as a material weakness.

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note that you have included a qualified audit opinion that is limited in scope to exclude SPAR Solutions India Private Limited ("SPAR India"), which reflects total assets constituting 7% of consolidated total assets as of December 31, 2009, and total revenues constituting 9% of total consolidated revenue for the year then ended. Since the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion, please explain to us how you have met the requirements of Rule 2-02(b) of Regulation S-X. Please refer to SAB Topic 1E.2. Please amend your filing to include an opinion that complies with Rule 2-02(b) of Regulation S-X.

Form 10-Q for the fiscal quarter ended March 31, 2010

Item 4. Controls and Proceudres, page 29

3.   We note that your management has concluded that your current disclosure controls and procedures are effective except for the SPAR India matter referenced in our preceding comment. However, it does not appear that you have remediated the material weakness identified in the Form 10-K for the year ended December 31, 2009. Please tell us why you believe that it is appropriate to conclude your disclosure controls and procedures are effective and, as appropriate, amend your Form 10-Q to conclude that your disclosure controls and procedures are not effective as of March 31, 2010. Please also ensure your disclosures under the "Management's Report on Internal Control Over Financial Reporting" section are consistent with our first comment above.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Andrew Blume, Staff Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief